SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

WILHELMINA INTERNATIONAL, INC.
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

968235101
(CUSIP Number)

Barry L. Fischer
Thompson Coburn LLP
55 East Monroe Street
Suite 3700
Chicago, IL 60603
(312) 346-7500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2013
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 968235101
1	NAMES OF REPORTING PERSON Individual Retirement Accounts for the benefit of Ronald L. Chez and Ronald L. Chez Individually
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 6,971,057
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,971,057
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,971,057
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

________________________________

(1) Based upon 119,669,761 shares of the Issuer’s Common Stock issued and outstanding as of April 1, 2013, as reported on the Issuer’s Form 10-K for the fiscal year ended December 31, 2012.

         Pursuant to Rule 13d-2 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned Ronald L. Chez (the "Reporting Person") hereby amends his statement on Schedule 13D dated as of March 22, 2013. This Statement constitutes Amendment No. 1 to the Schedule 13D.  Unless otherwise indicated herein, there are no material changes to the information set forth in the Schedule 13D.

Item 5.   Interest in Securities of the Issuer is hereby amended and restated in its entirety as follows:

    (a)    This statement relates to 6,971,057 shares of Common Stock owned by the Reporting Person. Based on the Company’s Form 10-K for the fiscal year ended December 31, 2012, 119,669,761 shares of Common Stock were outstanding as of April 1, 2013.  Therefore, the 6,971,057 shares of Common Stock reported on this Schedule 13D represent approximately 5.8% of the Company’s outstanding shares.

    (b)    The Reporting Person has the sole power (and no shared power) to vote, dispose of or direct the disposition of the Common Stock.

    (c)     During the past 60 days, the Reporting Person effected the following purchases of the Company’s securities, each through open market transactions, on the dates, in the amounts, and at the prices per share shown below:

Shares	Date	Unit Cost
20,000	3/22/2013	$ 0.151
116,000	3/22/2013	$ 0.154
123,200	3/26/2013	$ 0.160
10,000	4/1/2013	$ 0.160

    (d)     Not applicable.

    (e)     Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer is hereby amended and restated in its entirety as follows:

On April 24 2013, the Issuer and the Reporting Person entered into a letter agreement (the “Standstill Agreement”), pursuant to which the Reporting Person and his Affiliates (as defined in the Standstill Agreement) would not, without the prior approval of the Board of Directors of the Issuer, (a) beneficially own in excess of 10,000,000 shares of Common Stock nor (b) directly or indirectly, make any proposal or offer to acquire (other than pursuant a confidential proposal to the Board of Directors of the Issuer), or agree to acquire or to become the beneficial owner of any shares of Common Stock;  any other securities of the Issuer convertible, exchangeable or exercisable into shares of Common Stock; or any other voting securities of the Issuer which, when added together with such securities beneficially owned by the Reporting Person and his Affiliates, would provide the Reporting Person and his Affiliates with voting power in the aggregate in excess of 10,000,000 shares of Common Stock.

The Issuer agreed to, within three (3) business days of the execution of the Standstill promptly execute (and submit for signature by the rights agent) an amendment to the Company’s current shareholder rights plan (the “Rights Plan”) which provides that the Reporting Person shall not be deemed to be an “Acquiring Person” under the Rights Plan by virtue of the acquisition of shares of Common Stock purchased by the Reporting Person and disclosed in his initial Schedule 13D, as well as the acquisition of additional shares of Common Stock in one or more purchases which in the aggregate, when added together with the shares of Common Stock reflected in his initial Schedule 13D, do not exceed 10,000,000 shares of Common Stock.

The restrictions above will terminate upon the earlier of sixty (60) days following the expiration of the Rights Plan or the earlier termination of the Rights Plan (including pursuant to a redemption of the outstanding rights in accordance therewith) by the Issuer.

Item 7.   Material to Be Filed as Exhibits is hereby amended and restated in its entirety as follows:

A copy of the April 24, 2013 Agreement between the Issuer and the Reporting Person described in Item 6 above is attached hereto as Exhibit A to this Amendment No. 1 to Schedule 13D.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 26, 2013

     By: /s/ Barry Fischer
Barry L. Fischer, attorney-in-fact for
Ronald L. Chez

Exhibit A

Wilhelmina International, Inc.
200 Crescent Court
Suite 1400
Dallas, Texas 75201

April 24, 2013

Ronald Chez
c/o Barry L. Fischer, Esq.
Thompson Coburn LLP
55 East Monroe St., Suite 3700
Chicago, IL 60603

Dear Mr. Chez:

This letter agreement between Wilhelmina International, Inc. (the “Company”) and Ronald Chez (“you” or “Chez”) confirms our discussions with respect to your recent acquisition of shares of common stock of Company (the “Common Stock”) as reported on a Schedule 13D filed by you on March 22, 2013 with respect to the Company (the “Chez 13D”).  The parties hereby agree to terms set forth in this letter agreement. Descriptive headings are for convenience only and shall not affect the meaning or construction of any provision of this letter agreement.

Acquisition of Securities

You agree that you and your Affiliates (as defined below) shall not, without the prior approval of the Board of Directors of the Company, (a) beneficially own in excess of 10,000,000 shares of Common Stock nor (b) directly or indirectly, make any proposal or offer to acquire (other than pursuant to a confidential proposal to the Board of Directors of the Company), or agree to acquire or to become the beneficial owner of (subject to the satisfaction of conditions or otherwise) (collectively, “Offer to Acquire”), (i) any shares of Common Stock, (ii) any other securities of the Company convertible, exchangeable or exercisable into shares of Common Stock or (iii) any other voting securities of the Company ((i), (ii) and (iii) collectively, “Company Equity Securities”), which, when added together with the Company Equity Securities beneficially owned by you and your Affiliates immediately prior thereto, would provide you and your Affiliates with voting power in the aggregate in excess of 10,000,000 shares of Common Stock.

For purposes of this letter agreement, (1) “Affiliates” means any Person that directly or indirectly through one or more intermediaries controls, is controlled by or under common control with the Person specified; (ii) any director, officer or subsidiary of the Person specified; and (iii) any spouse, parent, child, sibling, mother in law, father in law, son in law, daughter in law, brother in law or sister in law of the Person specified, (2) “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to elect a majority of the board of directors (or other governing body) or to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise and (3) “Person” means a natural person, partnership (whether general or limited), limited liability company, trust, estate, association, corporation, custodian, nominee or any other individual or entity in its own or any representative capacity.

“Beneficial ownership” shall have the meaning set forth in the Rule 13d-3 under the Securities Exchange Act of 1934.

Representations

You represent and warrant that (1) neither you nor any of your Affiliates have purchased, acquired or Offered to Acquire any shares of Company Equity Securities since the last such purchase disclosed on the Chez 13D other than the acquisition of an additional 269,200 shares of Company Equity Securities acquired by you in open market transactions since March 21, 2013, the date of the last reported transaction in the Chez 13D, and (2) the total beneficial ownership of shares of Company Equity Securities by you and your Affiliates as of the date hereof is 6,971,057 shares of Common Stock.  You further represent that you have no agreements, commitments, arrangements or understandings with any other Person with respect to the purchase or acquisition (by you or any of your Affiliates or any Person) of any Company Equity Securities.  You represent that (a) the execution and delivery of this letter agreement does not and will not conflict with any agreement to which you or any of your Affiliates is bound and (b) you do not need the consent or approval of any third Person or any Affiliate of yours to enter into the restrictions set forth in this letter agreement.

Shareholder Rights Plan Amendment

Within three (3) business days of the execution of this letter agreement by you, the Company shall promptly execute (and submit for signature by the rights agent) an amendment to the Company’s current shareholder rights plan (the “Rights Plan”) which provides that you shall not be deemed to be an Acquiring Person under the Rights Plan by virtue of (a) the acquisition of shares of Common Stock by you reflected in the Chez 13D or (b) the acquisition of additional shares of Common Stock by you in one or more purchases which in the aggregate, when added together with the shares of Common Stock acquired by you and reflected in the Chez 13D, do not exceed 10,000,000 shares of Common Stock.

Termination of Restriction

The restrictions set forth under “Acquisition of Securities” above shall terminate with respect to you and your Affiliates upon the earlier of (1) sixty (60) days following the expiration of the Rights Plan or (2) the earlier termination of the Rights Plan (including pursuant to a redemption of the outstanding rights in accordance therewith) by the Company.

Severability

If any term, provision, covenant or restriction of this letter agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this letter agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. You agree not to challenge (including seek to have declared invalid) the terms of this letter agreement on the basis that any such term, provision, covenant or restriction is invalid, void or unenforceable. The parties further agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or unenforceable.

Miscellaneous

You hereby acknowledge and agree that irreparable harm would occur in the event any of the provisions of this letter agreement were not performed in accordance with their specific terms or were otherwise breached and that the Company shall be entitled to specific performance hereunder, including, without limitation, an injunction to prevent and enjoin breaches of the provisions of this letter agreement, in addition to any other remedy to which the Company may be entitled at law or in equity. Any requirements for the securing or posting of any bond with such remedy are waived. All rights and remedies under this letter agreement are cumulative, not exclusive, and shall be in addition to all rights and remedies available to either party at law or in equity.

This letter agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without regard to any conflict of laws provisions thereof. The parties hereto hereby irrevocably and unconditionally consent to and submit to the jurisdiction of the courts of the State of New York and of the United States of America located in the State of New York for any actions, suits or proceedings arising out of or relating to this letter agreement or the transactions contemplated hereby and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this letter agreement in such courts.

This letter agreement contains the entire understanding of the parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the parties hereto. This letter agreement shall be binding upon and inure to the benefit of and be enforceable by the successors and assigns of the parties hereto. This letter agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Please acknowledge your agreement to terms of this letter agreement below.

Sincerely,

/s/ Mark Schwarz

Mark Schwarz
Chairman of the Board

Acknowledged and Agreed

/s/ Ronald Chez
Ronald Chez